October 13, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549
Attn:  Ms. Mara L. Ransom

Re:	USA Synthetic Fuel Corporation
Amendment No. 5 to Form 10-12G
Filed August 29, 2011
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 19, 2011
File No. 000-54044

Dear Ms. Ransom:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 28, 2011 (the “SEC Comment Letter”) regarding Amendment No. 5 to General Form for Registration of Securities on Form 10-12G (File No. 000-54044) (the “Registration Statement”) and Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Form 10-K”), all filed by USA Synthetic Fuel Corporation (the “Company”).  As explained and requested below, the Company is seeking not to file amendments to either the Registration Statement or the Form 10-K, given the amendments would only contain disclosures that are already currently available through the recently filed Form 10, or will otherwise be available in the upcoming third quarter Form 10-Q..

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and corresponding to the numbered comments contained in the SEC Comment Letter.  All factual representations in this letter are based upon information known to us.  Capitalized terms not otherwise defined herein have the meanings given to them in the Registration Statement and the Form 10-K.

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General

1.
We note that you have not filed an amended Form 10-K reflecting the changes that you have made to your Form 10. Please file an amended Form 10-K or tell us why you are not required to do so. Please continuously update or amend, as applicable, your periodic filings to address ongoing comments in this Form 10.

Response:  We note the Staff’s comments. We believe that filing an amended Form 10-K is not required or warranted in light of the time and expense that would be involved.  We first note that the Company’s financial statements for the year ended December 31, 2010 included within the Form 10-K have not been changed or modified in any way due to filing the amendment(s) to the Form 10.   The amendment(s) to the Form 10 have been generally for clarification purposes, are historical information in nature, and would be duplicative of any amendment(s) to the Form 10-K.  The changes that have been made in the various amendments to the Form 10 are immediately available to the public online at various websites, including the SEC website and the Company’s website - usasfc.com.   This information is exactly what would otherwise be going in any Amendment to the Form 10-K that would be filed.  In order to file an Amendment to the Form 10-K, we would need to involve and obtain consents from third parties, including our securities counsel and our independent accounting firm.  This would be time consuming and involve considerable expense to the Company, while not providing a significant benefit to potential investors.  In addition amending the 10-K to provide information that is already readily available in the Form 10 may cause confusion to the investing public as to why we are amending the 10-K and otherwise duplicating disclosures. Therefore, we respectfully request that we not be required to submit an amended Form 10-K reflecting the changes made to our Form 10.

Item 2. Financial information, page 63

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Contractual Obligations, page 71

2.
Please update your disclosure here and throughout your registration statement to indicate whether you were able to either secure financing required to pay the $6.4 million note or obtain an extension from GEI.

Response:  We note the Staff’s comments.  The recent developments with respect to the $6.4 million GEI note will be reflected in the third quarter 10-Q.  We note no continuing requirement to continually update the Form 10 with new information and the investing public is better served by reflecting this new development in the appropriate report, rather than obscurely buried in a further updated Form 10 that contains minimal, immaterial changes.  As indicated during our recent call with SEC, USASF and Global Energy, Inc. reached an understanding under which USASF will issue 1,004,356 shares of USASF common stock to Global Energy, Inc. in satisfaction of the $6.4 million note.  In addition, we believe the added expense of updating the Form 10 with this information, which will be disclosed shortly in the appropriate public filing, is unwarranted.  Therefore, we respectfully request to not be required to submit an amended Form 10 reflecting this recent development.

Item 10. Recent Sales of Unregistered Securities, page 84

3.	We note your response to comment seven in our letter dated August 15, 2011. Please disclose the information in the response or tell us why you are not required to do so.

Response:  We note the Staff’s comments.  Our comments to comment #7 in our reply to SEC of August 29, 2011 (quoted below)

“On February 23, 2010, the Company offered, but did not issue, warrants to purchase 375,000 shares of common stock at $7 per share over a three year term to John Pfeiffer as part of an agreement to provide investor relations services.  As of July 22, 2010, no services had been provided to the Company, and the parties mutually agreed to cancel the underlying agreement retroactive to inception, which included the cancellation of the offer for stock warrants retroactive to February 23, 2010.  No warrants were issued.

“On February 23, 2010, the Company offered, but did not issue, warrants to purchase 375,000 shares of common stock at $7 per share over a three year term to Geoff High as part of an agreement to provide investor relations services.  As of July 22, 2010, no services had been provided to the Company, and the parties mutually agreed to cancel the underlying agreement retroactive to inception, which included the cancellation of the offer for stock warrants retroactive to February 23, 2010.  No warrants were issued.”

were intended to give our rationale for there being no requirement for disclosure of this topic within the Form 10.  To more clearly state that rationale, we offer the following.  We note that the Company did offer warrants to purchase shares of common stock to Messrs. Pfeiffer and High in exchange for their providing investor relations services to the Company.  However, no investor relations services were provided to the Company.  As a result, no warrants were issued to either Pfeiffer or High, and the parties mutually agreed to cancel or unwind the underlying agreement retroactive to inception.  There were no services provided by Pfeiffer or High, and no warrants issued by the Company.  Simply stated, there was no consideration given from either party and, therefore, no sale of unregistered securities occurred (or any securities for that matter).  The underlying agreement was cancelled, retroactive to inception, by both parties as no services were provided and the agreement was considered to be premature.  The instructions for Regulation S-K, Item 701 - Recent Sales of Unregistered Securities state the Company is to furnish information as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act, including sales of reacquired securities, as well as new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities.  As no consideration was exchanged, and hence no sale or issuance of securities occurred, disclosure of this topic in the Form 10 is not warranted.  Our securities counsel concurs, as does our independent accountant, who has indicated there is no requirement under GAAP for disclosure of this information.  Therefore, on that basis, we respectfully request not to submit an amended Form 10 reflecting this information.

Any comments or questions regarding the foregoing should be directed to the undersigned at (513) 762-7870.  Thank you very much for your assistance with this matter.

Very truly yours,
/s/  Dr. Steven C. Vick

Dr. Steven C. Vick
President and Chief Executive Officer
USA Synthetic Fuel Corporation